信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

03 DEC -1 AM 7:21

Our Ref.: SLC-EI/JM-2003/CS-1662

19 November, 2003

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

[redacted]
03037784

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention the following documents:-

1. Final Scrip Dividend Circular of the Company dated 19 November, 2003; and

2. Copy of the press announcement on Poll Results in respect of the resolutions proposed and seconded at the Annual General Meeting of the Company held on 18 November, 2003.

For your information, the above documents are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

Encls.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Maisy\JM\Final Result 2003\Agm\19.11.2003\Letter to ADR

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Sino Land Company Limited** you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Albert YEUNG Pak Hin
Raymond TONG Kwok Tung
Ivan LEE Wank-hay
YU Wai Wai

(Independent Non-Executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

19th November, 2003

To the shareholders

Dear Sir or Madam,

Final Scrip Dividend

Introduction

It was announced on 23rd September, 2003 that the Directors resolved to recommend a final dividend for the year ended 30th June, 2003 of HK$0.02 per ordinary share (the "Share") to shareholders whose names appear on the Register of Members at the close of business on Tuesday, 18th November, 2003. Shareholders may exercise their option to receive an allotment of shares credited as fully paid in lieu of cash dividend (the "Scheme"). At the Annual General Meeting held on Tuesday, 18th November, 2003, the said final dividend was approved. The purpose of this circular is to set out the procedures which apply in relation to the Scheme and the action which should be taken by shareholders in relation thereto.

Details of the Scheme

Shareholders have the following choices in respect of the final dividend:

(i) a cash dividend of HK$0.02 per Share; or

(ii) an allotment of new ordinary shares of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to the total amount of dividend which shareholders would otherwise receive in cash (New Shares will be allotted by way of capitalisation of profits to shareholders electing to receive New Shares in lieu of cash dividend); or

(iii) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of a New Share will be calculated as an amount equal to the average closing price of one Share on The Stock Exchange of Hong Kong Limited for the five trading days of 26th November, 2003, 27th November, 2003, 28th November, 2003, 1st December, 2003 and 2nd December, 2003 on which such price is available (the "Average Closing Price"). However, in the event that there are no dealings in the Shares on any one or more of those five trading days, the Directors shall determine the market value of a New Share by reference to the average closing price of one Share for the latest five trading days up to and including 2nd December, 2003 on which there are dealings in the Shares. Consequently, it will not be possible to determine until after the close of business on 2nd December, 2003, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at Tuesday, 18th November, 2003 and for which elections to receive New Shares are lodged with the Registrars of the Company not later than 4:00 p.m. on Wednesday, 10th December, 2003, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 18th November, 2003 for which share election is made} \times \frac{\text{HK\$0.02}}{\text{Average Closing Price}}$$

A press announcement setting out the basis of allotment of the New Shares will be published in the South China Morning Post and the Hong Kong Economic Times on 3rd December, 2003. **The last day on which shareholders will be entitled to select their desired form of dividends is Wednesday, 10th December, 2003.** The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (ii) and (iii) above will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares to be issued pursuant to the Scheme will rank pari passu in all respects with the existing Shares except that they shall not rank for the final dividend for the year ended 30th June, 2003.

Advantages of the Scheme

The Scheme will give shareholders the opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scheme will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Form of Election

If you elect to receive your final dividend for 2002/2003 wholly in cash, you do not need to take any action.

If you elect to receive an allotment of New Shares, or partly cash and partly New Shares, you should use the enclosed Form of Election. If you have signed the Form of Election but do not specify the number of Shares in respect of which you are entitled to receive New Shares under the Scheme, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding on Tuesday, 18th November, 2003, you will be deemed to have chosen to receive New Shares in respect of all the Shares of which you were then registered as the holder.

The enclosed Form of Election enables shareholders, who choose to receive their final dividend for the year ended 30th June, 2003 wholly in the form of New Shares, to receive until further notice New Shares in lieu of all future cash dividends in the event that shareholders are given the choice of receiving New Shares or cash in respect of future dividends. If you have earlier made or if you now make such permanent election, then unless and until you cancel such election by written notice to the Registrars of the Company, you will receive New Shares in lieu of all future cash dividends for all the Shares for the time being registered in your name, without having to complete any further Forms of Election.

Forms of Election should be completed in accordance with the instructions printed thereon and returned so that they are received by the Registrars of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (telephone no. 2980 1768), not later than 4:00 p.m. on Wednesday, 10th December, 2003. No acknowledgement of receipt of Form of Election will be issued.

Any shareholder who has earlier made a permanent election to receive cash in respect of all future dividends and now wishes to change his existing permanent election for cash to receive wholly scrip dividend or partly cash and partly scrip dividend should cancel such election by written notice to the Registrars of the Company and complete and return the enclosed Form of Election.

Shareholders Resident Outside Hong Kong

(a) United States of America and Canada

The Form of Election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Canada as the Directors have been advised that in order to comply with securities legislation applicable in those jurisdictions, such shareholders should not be permitted to receive the final dividend in scrip form. Such shareholders will receive the final dividend wholly in cash.

(b) General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are your own responsibility. Shareholders who are trustees are recommended to take professional advice as to whether the choice of New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument. All shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the final dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. Shareholders should note that an acquisition of shares under the Scheme may give rise to notification requirements under the Securities and Futures Ordinance ("SFO") for shareholders who have notifiable interests (under the SFO, 5% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Listing and Dealings

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the granting of listing of and permission to deal in the New Shares to be issued pursuant to the Scheme. It is expected that share certificates and cheques for cash entitlements will be posted at the risk of those entitled on or about Wednesday, 17th December, 2003. Dealings of the New Shares on The Stock Exchange of Hong Kong Limited are expected to commence after despatch to shareholders of the share certificates for the New Shares.

The Shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. Save for the 3.75% Guaranteed Convertible Notes due 2007 issued by the Company's subsidiary, Golden Million Finance Corporation, being listed and dealt in on the Luxembourg Stock Exchange, no other equity or debt securities of the Group are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being, or proposed to be, sought.

Dealings in the Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Yours faithfully,
Robert NG Chee Siong
Chairman

此乃要件　請即處理

閣下如對本通函有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

信和置業有限公司

（於香港註冊成立之有限公司）

董事：
黃志祥*（主席）*
夏佳理 GBS, OBE, JP*
鄭明訓 JP*
楊柏軒
唐國通
李泓熙
余惠偉

（ 獨立非執行董事）*

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

敬啟者：

末期息以股代息

緒言

於二零零三年九月二十三日本公司董事會宣佈建議派發截至二零零三年六月三十日止年度之末期息每股普通股（「股份」）0.02港元，派予在二零零三年十一月十八日（星期二）辦公時間結束時登記在股東名冊之股東。各股東可以選擇收取入賬繳足股份以代替現金股息（「該計劃」）。上述末期息已於二零零三年十一月十八日（星期二）舉行之股東週年大會上獲得批准。本通函旨在說明有關該計劃之程序及各位股東應採取之行動。

該計劃之詳情

有關此次末期股息，股東可選擇如下：

(i) 每股收取現金股息0.02港元；或

(ii) 獲配發總市值（按下文所載定義）相等於有關股東原應以現金收取之股息總額之入賬繳足每股1.00港元之新普通股（「新股」）（新股將以溢利資本化形式，配發予選擇收取新股以代替現金股息之股東）；或

(iii) 部份收取現金及部份收取新股。

為方便計算應配發之新股數目，新股之市值乃指本公司一股股份於二零零三年十一月二十六日、二零零三年十一月二十七日、二零零三年十一月二十八日、二零零三年十二月一日及二零零三年十二月二日止五個有成交價之交易日在香港聯合交易所有限公司之收市價之平均價（「平均收市價」）。倘若股份於該五個交易日中之任何一日或多日並無買賣，董事會將參考一股股份於直至及包括二零零三年十二月二日為止最後五個有股份買賣之交易日之平均收市價。因此，本公司須於二零零三年十二月二日辦公時間完畢後方能確定選擇收取新股之股東所應獲發給之新股確實數目。因此，若股東於二零零三年十二月十日（星期三）下午四時或以前將選擇表格填妥，並交回本公司之股份過戶登記處，則就其名下於二零零三年十一月十八日（星期二）登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \text{於二零零三年十一月十八日持有可選擇收取股份之現有股數} \times \frac{\text{0.02港元}}{\text{平均收市價}}$$

本公司將於二零零三年十二月三日於南華早報及香港經濟日報公佈配發新股之基準。**本公司股東有權選擇欲收取股息之方式之期限為二零零三年十二月十日（星期三）**。應收新股股數將撇除小數點後之零碎新股股數。上述第(ii)及第(iii)項選擇之新股之零碎股將彙集並出售，而有關利益將歸本公司所有。依據該計劃發行之新股除不得享有二零零三年六月三十日止年度之末期股息外，在其他方面將與現已發行之股份享有同等權益。

該計劃之優點

股東可憑該計劃按市值增加其在本公司之投資而毋須承擔經紀佣、釐印費及有關之買賣成本。對本公司而言，該計劃亦屬有利；股東就全部或部份股息選擇收取新股後，原本應派予股東之現金將可由本公司保留作為營運資本運用。

選擇表格

閣下如選擇全部以現金方式收取二零零二／二零零三年年度末期息，則不須採取任何行動。

閣下如選擇收取新股，或部份收取現金及部份收取新股，則須使用隨附之選擇表格。 閣下如已簽署該選擇表格而未有指明根據該計劃選擇收取新股之股數，或如選擇收取新股之股數大於 閣下於二零零三年十一月十八日（星期二）登記持有之股數，則將被視為已就 閣下名下登記持有之全部股份選擇收取新股。

選擇全部以收取新股之方式收取截至二零零三年六月三十日止年度之末期息之股東，可憑隨附之選擇表格選擇於股東獲賦予機會可就日後股息選擇新股或現金時，以收取新股代替日後之一切現金股息。 閣下如已於較早時作出或現在作出該項長期性選擇，則直至 閣下以書面知會本公司股份過戶登記處取消該項選擇為止，將可就 閣下當時登記持有之全部股份，收取新股以代替日後之一切現金股息而毋須再填寫其他選擇表格。

選擇表格須按照其印備之指示填妥，最遲須於二零零三年十二月十日（星期三）下午四時正前交回本公司之股份過戶登記處，地址為香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司（電話：2980 1768）。本公司對已收到之表格將不另設收據。

任何股東曾於較早時作出長期性選擇以現金方式收取日後之一切股息，而現時欲更改其現有之長期性選擇收取現金，以便全部收取股份或收取部份現金及部份股份，必須以書面知會本公司股份過戶登記處取消該項選擇，並填寫及交回隨附之選擇表格。

身居香港以外之股東

(甲) 美國及加拿大

凡註冊地址乃在美國或其任何領土或屬土或加拿大之股東，均不獲寄予選擇表格。根據董事會所獲提供之意見，依據當地有關之證券法例，該等股東均不准選擇以股代息之方式收取末期息。該等股東將全部以現金方式收取此次派發之末期息。

（乙）概述

閣下可依據個人之情況作出有利選擇，以收取全部或部份新股或現金； 閣下作出之決定及因此而引致之一切後果乃 閣下之責任。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取新股及其影響。所有身居香港以外之股東應諮詢其專業顧問，以確定其是否准許使用以股代息之方式收取末期息或是否需要政府或其他方面之同意或辦理其他手續。股東務請留意：以此計劃獲取股份，可能根據證券及期貨條例（「證券期貨條例」）使有關股東（指根據證券期貨條例擁有本公司股本中5%或以上權益者）須遵照證券期貨條例之規定作出通知。股東如對此規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

股份上市及買賣

本公司已向香港聯合交易所有限公司上市委員會申請將其依據該計劃所發行之新股上市及買賣。預料股票及股息支票將約於二零零三年十二月十七日（星期三）寄予應得之人士，如有郵誤，由收件人負責。新股買賣預料於股票寄予股東後開始。

本公司之股份在香港聯合交易所有限公司上市及買賣。除本公司附屬公司Golden Million Finance Corporation發行之二零零七年到期三點七五厘定息之擔保可換股票據在盧森堡證券交易所上市及買賣外，本集團概無其他股本證券或債務證券在任何其他證券交易所上市或買賣或申請上市，也無意在其他證券交易所申請上市或買賣。

買賣股份可透過中央結算及交收系統交收買賣；而 閣下應就此等交收安排詳情及此等安排對 閣下權利及權益之影響程度向證券經紀或其他專業顧問徵詢意見。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零三年十一月十九日

WEDNESDAY, NOVEMBER 19, 2003 SOUTH CHINA MORNING POST Page 4 CLASSIFIED POST

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Annual General Meeting held on 18 November, 2003 – Poll Results

Sino Land Company Limited ("the Company") is pleased to announce the poll results in respect of the resolutions proposed and seconded at the Annual General Meeting of the Company held on 18 November, 2003 in relation to which voting by way of poll has been demanded as follows:-

	SUMMARY OF RESOLUTIONS	No. of Votes (%)	
		For	Against
1	To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30 June, 2003.	2,874,253,473 (99.999%)	2,451 (0.001%)
2	To declare a final dividend of HK$0.02 per ordinary share with an option for scrip dividend.	2,877,613,977 (99.999%)	2,451 (0.001%)
3(i)	To re-elect Mr. Ronald Joseph Arculli, GBS, OBE, JP as Director.	2,869,851,408 (99.969%)	880,280 (0.031%)
3(ii)	To re-elect Mr. Raymond Tong Kwok Tung as Director.	2,869,845,894 (99.971%)	846,274 (0.029%)
3(iii)	To re-elect Mr. Ivan Lee Wank-hay as Director.	2,869,845,894 (99.971%)	846,274 (0.029%)
3(iv)	To re-elect Mr. Yu Wai Wai as Director.	2,869,845,894 (99.971%)	846,274 (0.029%)
3(v)	To authorize the Board of Directors to determine the remuneration of Directors.	2,869,822,884 (99.971%)	846,280 (0.029%)
4	To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors of the Company for the ensuing year and to authorise the Directors to fix their remuneration.	2,869,957,377 (99.734%)	7,659,051 (0.266%)
5(i)	To approve share repurchase mandate up to 10% of the Company's issued share capital (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).	2,877,571,977 (99.999%)	2,451 (0.001%)
5(ii)	To approve share issue mandate up to 20% of the Company's issued share capital (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).	2,858,857,707 (99.383%)	17,751,057 (0.617%)
5(iii)	To approve extension of share issue mandate to the shares repurchased under the share repurchase mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).	2,863,151,311 (99.492%)	14,623,117 (0.508%)

As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions were duly passed as ordinary resolutions.

For and on behalf of
Sino Land Company Limited
Robert NG Chee Siong
Chairman

Hong Kong, 18 November, 2003